mCloud Technologies Corp.

550-510

Burrard Street

Vancouver,

British Columbia

Canada, V6C 3A8

June 13, 2022

Via Edgar Correspondence

Anna Abramson

Division of Corporation Finance

Office of Technology

U.S. Securities Exchange Commission

100 F Street, NE

Washington, D.C., 20549

Re:      mCloud Technologies Corp.

Registration Statement on Form F-1

Filed May 11, 2022

File No. 333-264859

To whom it may concern:

mCloud Technologies Corp. (“we” or the “Company”) submits this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in its letter dated June 7, 2022 (the “Comment Letter”), relating to the above referenced Registration Statement on Form F-1 filed on May 11, 2022 (the “Registration Statement”). We are concurrently submitting via EDGAR this letter and a revised Registration Statement (“Amendment No. 1”).

In this letter, we have recited the comments from the Staff in bold type and have followed each comment with the Company’s response in ordinary type. Except for the page references contained in the comments of the Staff, or as otherwise specifically indicated, page references herein correspond to Amendment No. 1.

Cover Page

1)

Please clarify, if accurate, that the conversion ratio of the Series A Preferred Shares is based upon current market values and briefly describe the redemption provisions of the Series A Preferred Shares. Also, disclose that holders of the Series A Preferred Shares have no voting rights with respect to matters that generally require the approval of voting shareholders.

RESPONSE: We note that Series A Preferred Shares are convertible into common shares at a fixed ratio of (i) the $25.00 per share liquidation preference divided by (ii) $4.75 per share. Therefore, each Series A Preferred Share is convertible into approximately 5.26 common shares. We have revised the cover page of Amendment No. 1 to reflect that conversion calculation to briefly describe the redemption provisions of the Series A Preferred Shares and disclose that holders of the Series A Preferred Shares shall have no voting rights with respect to matters that generally require the approval of voting shareholders.

Our Company, page 1

2)

Your disclosure indicates that in all markets, you use a commercial SaaS business model to distribute your AssetCare solution. However, in footnote 32, you disclose that you also sell perpetual software licenses. Please advise or revise your disclosure accordingly.

RESPONSE: We respectfully clarify to the Staff that AssetCare refers to a portfolio of software and solutions offered by the Company, which are generally sold to customers via commercial SaaS. Certain software and technologies used in AssetCare solutions are also offered to some customers on a perpetual basis. Please also see the revised disclosure on page 1 and 78.

Risk Factors, page 13

3)

Please add a risk factor regarding your customer concentration and reliance on certain customers. In this regard, we note your disclosure on page 50 that two of your customers each accounted for greater than 10% of total revenues in each of the last three years.

RESPONSE: We have added a risk factor on page 17 to address the risk of customer concentration.

Asset Allocation and Legal Proceedings, page 25

4)	Please also disclose that U.S. stockholders may encounter difficulties in effecting service of process against your officers.

RESPONSE: We have revised the disclosure on page 25 to disclose that U.S. stockholders may encounter difficulties in effective service of process against our officers.

We are an “emerging growth company,”…., page 29

5)

Please disclose whether you have elected to opt in to the extended transition period for emerging growth companies under the JOBS Act for complying with new or revised accounting standards. If so, please include a risk factor disclosing the risks resulting from this election, including that your financial statements may not be comparable to companies that comply with public company effective dates.

RESPONSE: We respectfully advise the Staff that we have not opted in to the extended transition period for emerging growth companies under the JOBS Act for complying with new or revised accounting standards. Our financial statements are prepared in accordance with IFRS as issued by the IASB (“IFRS”) and we do not perform a reconciliation of IFRS to US GAAP as contemplated under Topic 10 Section 10310.2 of the SEC Financial Reporting Manual. As a result, the election is not applicable to us.

Capitalization, page 35

6)	We note you currently present your capitalization table as of March 31, 2021. Please update this table as of December 31, 2021, the current period of your historical financial statements.

RESPONSE: We have revised the disclosure on page 35 to change the date of the capitalization table from March 31, 2021 to March 31, 2022. We note that we filed our March 31, 2022 financial results with the Commission on May 17, 2022 which have also now been included with Amendment No. 1.

Management’s Discussion and Analysis of Financial Condition and Results of Operations Revenue, page 48

7)

We note you currently identify the change in revenue for each of your major service lines, but it does not appear that you identify and quantify the material reasons for these changes. Please expand your disclosures accordingly. Refer to Item 303(b)(2) of Regulation S-K.

RESPONSE: We respectfully advise the Staff that the identification and quantification of the material reasons for these changes is disclosed on page 49.

8)

We note you include a table of revenue by geographic location on page 49. Please provide disclosure to identify and quantify the significant factors for the changes year over year by country. Refer to Item 303(b)(2) of Regulation S-K.

RESPONSE: We respectfully clarify to the Staff that the change in revenues in Canada was due specifically to the impacts of the COVID-19 pandemic. Restrictions associated with COVID-19 prevented the delivery of the planned AssetCare Initialization at commercial sites and a reduction in the associated Engineering Services required to prepare commercial sites for the delivery of services in Canada. In particular, restrictions in the province of Alberta where the Company has significant business precluded in-person access to sites where assets were expected to be connected, and reduced operations at some commercial sites meant AssetCare benefits were not fully realized while restrictions were in place. We do not believe that the changes in year over year revenue in the other countries had significant impact other than the timing associated with certain contract renewals. We have revised our disclosure accordingly on page 49.

Cost of Sales, Gross Profit, Gross Margin %, page 50

9)

Your disclosure indicates that Gross margin % is a non-IFRS measure and to see the Non- IFRS Measure section for details. It does not appear that there is a non-IFRS measure section for further details. Please advise or revise accordingly.

RESPONSE: We note the Staff’s comment, and in response hereto, respectfully clarify to the Staff that because Gross Margin % is not a non-IFRS measure, reference to the non-IFRS measure section has been removed.

Liquidity, page 59

10)

We note your disclosure regarding the COVID-19 related wage subsidies and loans received by the Canadian and U.S. government, respectively. If material, please also discuss the government assistance received from the Australian government. In this regard, we note your disclosure on page 40 that government assistance was received from all three countries.

RESPONSE: We respectfully advise the Staff that the wage subsidies and loans received from the Australian government were not material as we received $243,341 and $115,529, respectively, for the years ended December 31, 2021 and 2020, and $0 for the three months ended March 31, 2022 and the year ended December 31, 2019.

Our Business, page 62

11)	Please disclose the number of customers for the periods presented.

RESPONSE: We have revised the disclosure on page 79 to reflect the number of customers for the periods presented.

12)

We note your disclosure on page 66 that “[c]ustomers pay a simple, subscription-based price that is determined by number of assets, asset size or complexity.” On page 68, you discuss an estimate of the “average monthly fee currently generated per connection or 3D digital twin.” Please clarify the pricing model. In addition, if you consider “average monthly fee” to be a key metric, please disclose it for the periods presented.

RESPONSE: We respectfully advise the Staff that the pricing model for AssetCare is as stated on page 78. The “average monthly fee” is a working assumption illustrative of the range of prices offered by the Company to AssetCare customers based on asset type and complexity and was used to derive an estimate of the serviceable obtainable market described on page 80. The Company does not consider “average monthly fee” to be a key metric.

Marketing Channels, page 68

13)

We note your disclosure that you have the “capability of serving over 7.3 million commercial buildings and over 34,000 industrial sites” and that you can “currently address” a market opportunity of “$24 billion in recurring revenue.” Please provide the assumptions underlying these statements and clarify whether this is your total addressable market or whether this is the market you believe you can address with your current capabilities.

RESPONSE: We respectfully clarify that these statements refer to the serviceable obtainable market, that is, the market the Company believes it can address with its current capabilities. This estimate assumes and considers only asset types that can currently be connected and served by the Company’s AssetCare offering, namely commercial building types with standalone rooftop HVAC units, onshore wind turbines, and industrial facilities that depend on the use of process control systems. The estimate also only considers assets that can be found in key geographies where the Company currently has the ability to deliver AssetCare, namely the United States, Canada, the United Kingdom, China, Germany, Italy, Singapore, Australia, and Saudi Arabia.

Executive Compensation

Employment Agreements with Executive Officers and Significant Employees, page 89

14)	Please file the employment agreements for your named executive officers as exhibits or advise. Refer to Item 601(b)(10)(iii) of Regulation S-K.

RESPONSE: We have attached the employment agreements for the Company’s named executive officers and executive officers as exhibits to Amendment No. 1.

Principal Shareholders, page 91

15)

Please disclose, if accurate, that there are no shareholders beneficially owning 5% or more of your common stock as of the date of the prospectus and revise the beneficial ownership table to disclose the percentage of common stock beneficially owned after the offering.

RESPONSE: We advise the Staff that there are no shareholders beneficially owning 5% or more of the Company’s common stock as of the date of the prospectus. Please also see the revised disclosure on page 103.

16)	Please disclose the portion of each class of securities held in the United States and the number of record holders in the United States. Refer to Item 7.A.2 of Form 20-F.

RESPONSE: We have addressed the Staff’s comment on page 103.

Note 5 – Revenue, page F-12

17)

We note your footnote 2, that you include perpetual software licenses in your AssetCare over time line item. Tell us how you considered separately disclosing your perpetual software licenses on a line item in your table. In this regard, we note your disclosure in Note 32 that perpetual software licenses are recognized at a point in time.

RESPONSE: We respectfully clarify to the Staff that the revenue categories were defined by the Company and are intended to encompass all the ways in which the Company delivers AssetCare benefits, results, and outcomes to customers, whether through SaaS or a perpetual license.

General

18)

Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

RESPONSE: We note the Staff’s comment and will provide copies of such communications, if any, by supplemental response.

We hope this response has addressed all of the Staff’s concerns relating to the comment letter. Should you have additional questions regarding the information contained herein, please contact our securities counsel Marc Ross of Sichenzia Ross Ference LLP at (212) 930-9700 or mross@srf.law.

mCloud Technologies Corp.

/s/ Russell H. McMeekin
Name: Russell H. McMeekin
Title: Chief Executive Officer

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